Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated November 21, 2025, relating to the financial statements of Red Clay Industries, Inc. as of and for the year ended December 31, 2024, in the Current Report on Form 8-K of Civil Infrastructure Group, Inc.

Our firm is not registered with the Public Company Accounting Oversight Board and is not subject to its standards. This consent is provided solely for purposes of inclusion in this filing and does not constitute an admission that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Thomas, Judy & Tucker, P.A.

Raleigh, North Carolina

December 11, 2025